FOSTER'S
GROUP

Inspiring Global Enjoyment

Annual Results Presentation - 2004

Trevor O'Hoy, President & CEO

Pete Scott, Chief Financial Officer

24 August 2004


FOSTER'S

Fosters Brewing Group

Trevor O'Hoy

President & CEO

Overview of 2004

FOSTER'S GROUP
Inspiring Global Enjoyment

- CUB multi-beverages portfolio momentum – earnings up 9.5%
- FBI beer volumes – up 8.5% vs category growth of 2%
- Strong cash generation across Group – 90.3% OCFPIT*/EBITDAS
- Premium beverages portfolio focus
  - ALH disposal
  - Lensworth divestment commenced
- Comprehensive Wine Trade Plan announced – initiatives on track

* Normalised Operating Cash Flow pre Interest & Tax for continuing business (ex ALH, divested 5 November 2003)

Overview of 2004

FOSTER'S GROUP
Inspiring Global Enjoyment

- Strengthened management focus in Services & Clubs
- Capital management discipline – significant return to shareholders: >10% of shares bought back
- Balance sheet strength & flexibility – maintained BBB+ rating
- Final dividend of 10.5 cents per share
- Full year dividend of 19.25 cents (FY03 – 18.75 cents) – up 2.7%

Results Summary - Earnings

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Net Income	799.3	462.9	72.7
Net Significant Items (after tax)	329.9	(105.2)	
Normalised Net Income*	549.2	541.1	1.5
Reported EPS (cents)	38.6	22.3	73.1
Normalised EPS** (cents)	26.5	26.2	1.1
EBITAS / NSR*** (%)	23.4	23.9	-0.5 pts

* For continuing business. Excludes SGARA, significant items, amortisation and discontinued operations; includes interest expense benefit from proceeds of ALH.
** Normalised EPS for continuing business
*** Calculated as EBITAS/NSR for continuing business

Significant Items

FOSTER'S GROUP
Inspiring Global Enjoyment

	After Tax $m
Significant Gains	
ALH Divestment	551.9
Lensworth provisions release, legal settlement	25.5
Treasury initiatives - net	11.1
Total Significant Gains	588.5
Significant Expenses	
• Asset write-downs and other restructuring costs and charges	(258.6)
Net Significant Gain	329.9

Cash Generation Strength

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Operating Cash Flow ("OCF")*	657.0	696.5	(5.7)
Normalised OCF**continuing business	564.4	450.0	25.4
Normalised OCFPIT/EBITDAS*** (%)			
Group	90.3	82.5	7.8pts
CUB	104.1	103.0	1.1pts
BBWE	69.4	62.7	6.7pts

* Includes ALH in both years – 12 months in FY03 ($147.1m) , 4 months in FY04 ($37.1m).
** Excludes one-off receipts and discontinued operations.
*** Normalised Operating Cash Flow pre interest and tax / EBITDAS for continuing business

Balance Sheet Strength

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m
Gearing		
Net debt / equity (%)	36.1	58.9
Interest Cover		
EBITAS interest cover (times)	11.8	6.8

Credit Ratings (S&P / Moodys)
BBB+ / Baa1 Stable

EBITAS FY03 v FY04 – Continuing Business

FOSTER'S GROUP
Inspiring Global Enjoyment


A$m
1000
960
920
880
840
800
915.4
+45.3
+21.2
+4.2
(137.1)
(3.4)
845.6
F03
CUB
Lens
FBI
BBWE
Corp
F04

Excludes ALH and significant items

Key Features – Operational Performance

FOSTER'S GROUP
Inspiring Global Enjoyment

- Excellent CUB result
  - margin focus, strong pricing outcome
  - brand management, effective marketing spend
  - customer relationship focus
  - operational cost efficiency gains on track
- Solid FBI performance
  - global brand strength
  - solid S&N relationship – Europe
  - challenges to improve NA contribution
  - performance improvement in Greater Asia

Key Features – Operational Performance

FOSTER'S GROUP
Inspiring Global Enjoyment

- Wine Trade
  - unacceptable total wine results
  - Americas highly disappointing
  - excellent Asia Pacific result
  - challenging but realistic Wine Trade goals
- Clubs & Services
  - poor performances
  - dedicated management in place

Pete Scott

Chief Financial Officer

Results Highlights

FOSTER'S GROUP
Inspiring Global Enjoyment

Continuing Business	FY04 $m	FY03 $m	Change %
Volume (000s 9L)	230,727	221,565	4.1
Net Sales Revenue	3,607.5	3,835.9	(6.0)
EBITAS*	845.6	915.4	(7.6)
EBITA	789.5	901.1	(12.4)
Normalised Net Income**	549.2	541.1	1.5
Normalised OCF***	564.4	450.0	25.4
Normalised EPS (cents)	26.5	26.2	1.1
EBITAS / NSR (%)	23.4	23.9	-0.5pts
EBITAS ROCE (%)	12.9	13.3	-0.4pts

* Earnings before interest, tax, amortisation, significant items and SGARA.
** Excludes SGARA, significant items, amortisation and discontinued operations
*** Normalised OCF continuing: excludes one-off receipts and discontinued operations

Results Highlights

FOSTER'S GROUP
Inspiring Global Enjoyment

Total Business including ALH	FY04 $m	FY03 $m	Change %
Net Sales Revenue	3,908.1	4,637.8	(15.7)
EBITAS	885.1	1,037.7	(14.7)
EBITA	829.0	1,023.4	(19.0)
Net Profit After Tax	799.3	462.9	72.7
OCF	657.0	696.5	(5.7)
Reported EPS (cps)	38.6	22.3	73.1
EBITAS ROCE (%)	13.0	13.8	-0.8pts

Normalised Net Income / EPS

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m
Net Income after tax (as reported)	799.3	462.9
Amortisation	68.2	51.4
SGARA (net of tax)	39.3	10.1
Significant Items (net of tax)	(329.9)	105.2
Discontinued Operations (net of tax)	(27.7)	(85.6)
Deemed dividends on bonds	-	(2.9)
Normalised Net Income after tax	549.2	541.1
Average Shares (m)	2,070.8	2,064.7
Reported EPS (cents)	38.6	22.3
Normalised EPS (cents) - continuing	26.5	26.2

15

Significant Items

FOSTER'S GROUP
Inspiring Global Enjoyment

	Pre-Tax $m	Post-Tax $m
Significant Gains		
ALH divestment	553.1	551.9
Lensworth provisions release, legal settlement	34.7	25.5
Treasury Items	14.7	11.1
Total Significant Gains	602.5	588.5
Wine: inventory write-downs		
- Taken 31/12/03	(73.9)	(35.0)
- Wine Trade Operational Review	(155.8)	(93.5)
Wine: other asset write-downs & costs	(178.7)	(110.4)
FBI: costs and provisions (31/12/03)	(3.0)	(2.5)
Corporate: Super fund & IT assets (31/12/03)	(22.0)	(17.2)
Total Significant Expenses	(433.4)	(258.6)
Net Significant Items	169.1	329.9

16

EBITAS By Division

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
CUB Beverages	520.1	474.8	9.5
Beringer Blass	291.7	428.8	(32.0)
FBI	43.6	39.4	10.7
Lensworth	49.8	28.6	74.1
Corporate	(59.6)	(56.2)	6.0
EBITAS - Continuing	845.6	915.4	(7.6)
Discontinued Ops - ALH	39.5	122.3	
EBITAS – Total	885.1	1,037.7	(14.7)

CUB Beverages

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Beer Volume (000 9L case equiv)	103,125	104,177	(1.0)
Total Volume* (000 9L case equiv)	108,350	107,473	0.8
Net Sales Revenue**	1,774.5	1,659.3	6.9
EBITA	520.1	474.8	9.5
Normalised OCFPIT	586.1	541.4	8.3

* Total volume includes all CUB alcoholic beverages – beer, spirits/RTDs, cider
** Net Sales Revenue from all CUB alcoholic beverages. See prior period reconciliation slide

CUB Beverages

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Amortisation	7.5	4.9	
Depreciation	42.9	50.9	
Capex	171.3	75.0	
Average Capital Employed	1,648.1	1,606.3	2.6
ROCE (%)	31.6	29.6	2.0pts
EBITA / NSR (%)	29.3	28.6	0.7pts
EBITA per case ($)	4.80	4.42	8.6
Normalised OCFPIT / EBITDA (%)	104.1	103.0	1.1pts

CUB FY04 Initiatives

FOSTER'S GROUP
Inspiring Global Enjoyment

Consumer/Customer Focus
- John Murphy appointed CEO
- CUB Beverages name change
- Innovation team across CUB & BBWE established

Brand Initiatives
- Carlton Draught launch
- Empire launch
- Skyy Blue launch
- Strongbow Cider marketing
- Half Mile Creek launch
- Craft beer team established

Customer Channel Development
- Premium on-premise project team (with BBWE)

Operational Cost Base
- Yatala expansion on schedule
- Kent – production scheduled to cease January 2005

FY05 – CUB Factors to Consider

FOSTER'S GROUP
Inspiring Global Enjoyment

- Flat to negative volume growth for beer
- Continued growth in non-alcohol volumes
- F05 pricing environment may be more challenging
- Major part of Operational Review cost benefits to flow in FY06, some initial contribution in FY05
- Yatala expansion fully operational from Feb.'05
- Capex circa $80m
- Sustainable 6% to 8% EBITA growth range
  - FY05 earnings at high end of range expected

Foster's Brewing International

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Volume (000 9L case equiv)	103,908	95,129	9.2
Net Sales Revenue*	249.4	233.2	6.9
EBITA	43.6	39.4	10.7
Normalised OCFPIT	38.3	38.8	(1.3)
Amortisation	1.4	0.8	
Depreciation	7.0	8.4	
Capex	8.2	5.1	
Average Capital Employed	221.8	229.0	
EBITA / NSR (%)	17.5	16.9	0.6pts
ROCE (%)	19.7	17.2	2.5pts
Normalised OCFPIT / EBITDA (%)	75.7	81.2	-5.5pts

* Includes royalties

FBI Regional EBITA

FOSTER'S GROUP
Inspiring Global Enjoyment

Total FY04 EBITA $43.6 million.


EMEA 72.6%
Greater Pacific 19.0%
Asia 3.0%
Americas 5.4%

FBI Initiatives

FOSTER'S GROUP
Inspiring Global Enjoyment

- Project Angel global initiative – focus on quality across elements of Product, Presentation, Environment and Endorsement
- Continue to leverage niche market position with multi-beverage model in NZ and Pacific
- Cross functional / divisional efforts across the international businesses

FBI – FY05 Factors to Consider

FOSTER'S GROUP
Inspiring Global Enjoyment

- Focus on SABMiller relationship & Americas beer business
- Europe performance off of a high FY04 base
- Incremental steady improvement in Asia expected
- High single digit earnings growth expected

Beringer Blass Wine Group

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Volume (000 9L cases)	18,469	18,963	(2.6)
Net Sales Revenue	1,599.5	1,953.9	(18.1)
EBITAS	291.7	428.8	(32.0)
EBITA	235.6	414.5	(43.2)
Normalised OCFPIT	247.8	306.4	(19.1)
Average Capital Employed	4,424.2	4,970.4	-11.0pts
EBITAS / NSR (%)	18.2	21.9	-3.7pts
Normalised OCFPIT/EBITDAS (%)	69.4	62.7	6.7pts
ROCE (%)	6.6	8.6	-2.0pts
At constant exchange rates			
NSR	1,599.5	1,742.7	(8.2)
EBITAS	291.7	380.2	(23.3)
Normalised OCFPIT	247.8	278.8	(11.1)

Beringer Blass EBITAS

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Trade	229.6	344.4	(33.3)
Clubs	44.3	49.2	(10.0)
Services	17.8	35.2	(49.4)
Total Beringer Blass	291.7	428.8	(32.0)
At constant exchange rates	291.7	380.2	(23.3)

Beringer Blass EBITAS

FOSTER'S GROUP
Inspiring Global Enjoyment

Total FY04 EBITA $291.7 million.


Trade 79%
Services
6%
Clubs
15%

FY04 Trade EBITA $229.6 million.


Americas 60%
Trade
Asia Pacific
32%
Europe 8%

Wine - Trade

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Volume (000 9L cases)	15,617	16,088	(2.9)
Net Sales Revenue	1,061.7	1,313.1	(19.1)
EBITAS	229.6	344.4	(33.3)
EBITA	173.3	330.0	(47.5)
Average Capital Employed	3,737.1	4,255.0	
Amortisation	25.6	25.7	
Depreciation	50.4	47.8	
Capex	82.5	111.2	
ROCE (%)	6.1	8.1	-2.0pts
EBITAS / NSR (%)	21.6	26.2	-4.6pts
EBITAS per case ($)	14.70	21.41	(31.3)
Revenue per case ($)	67.98	81.62	(16.7)

Also see slide 56 for constant exchange rates calculation for Wine Trade

Wine – Trade Americas

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Volume (000 9L cases)	10,633	11,692	(9.1)
<u>AUD</u>			
Net Sales Revenue	732.0	989.2	(26.0)
EBITAS	138.2	255.0	(45.8)
EBITA	76.6	250.2	(69.4)
Amortisation	16.3	19.5	
EBITAS / NSR (%)	18.9	25.8	-6.9pts
<u>At constant exchange rates</u>			
Net Sales Revenue	732.0	816.8	(10.4)
EBITAS	138.2	210.4	(34.3)
EBITA	76.6	206.4	(62.9)
Amortisation	16.3	15.8	

Wine – Trade Europe

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Volume (000 9L cases)	1,505	1,306	15.3
AUD			
Net Sales Revenue	87.7	97.8	(10.3)
EBITAS	18.9	23.0	(17.8)
EBITA	18.9	23.0	(17.8)
Amortisation	0.4	0.3	
EBITAS / NSR (%)	21.6	23.5	-1.9pts
At constant exchange rates			
Net Sales Revenue	87.7	89.2	(1.7)
EBITAS	18.9	21.2	(10.8)
EBITA	18.9	21.2	(10.8)
Amortisation	0.4	0.6	

Wine – Trade Asia Pacific

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Volume (000 9L cases)	3,479	3,090	12.6
Net Sales Revenue	242.0	226.1	7.0
EBITAS	72.5	66.4	9.2
EBITA	77.8	56.8	37.0
Amortisation	8.9	5.9	
EBITAS / NSR (%)	30.0	29.4	0.6 pts

Wine Trade Review - Update

FOSTER'S GROUP
Inspiring Global Enjoyment

Supply/Demand Alignment

- Distributor inventories - largely completed year-end
- Bulk wine disposition – progressing well
- Vineyard sales – some near completion; encouraging buyer interest
- Future grape supply assignment – on track

Revenue Growth Initiatives

- Beringer advertising to commence October
- Sparkling White Zin launch; 4x187ml Blush packaging
- Saltram re-packaging; Eye Spy sub-brand launch
- Shadowood, Eighth Maker (Asia Pacific)

Wine Trade Review - Update

FOSTER'S GROUP
Inspiring Global Enjoyment

Organisational Enhancements

- MD Asia Pacific – Anthony Davie (ex BBWE Europe)
- Finance Director Asia Pacific – Grant Peck (ex Lion Nathan)
- NA Director of Innovation – Tracey Mason (ex Diageo)
- NA SVP Sales & Marketing – Bruce Herman (ex Young's Market Group LLC)
- Strategic Supply Chain Director – Rob Hollis (ex Allied Domecq)
- Global Procurement Director – Chris Anderson (ex CUB, Mars)

BBWE Trade – FY05 Factors to Consider

FOSTER'S GROUP
Inspiring Global Enjoyment

- Tough market conditions to prevail but stronger platform to deliver improved performance
  - strengthened organisation
  - investment in brands
  - new product development/innovation
- Vintage 2004 in Nth America – impact on supply/demand projections, bulk wine prices
- Double digit EBITAS growth from FY06
- Moderate EBITAS growth expectations in FY05
  - increase in brand building
  - in advance of cost savings benefits
- FY05 EBITAS
  - Ist HY05 – flat to mid single digit decline on pcp
  - 2nd HY05 – improvement on pcp

Wine Clubs - Regional EBITAS

FOSTER'S GROUP
Inspiring Global Enjoyment

Total FY04 EBITAS $44.3 million


US
9%
Europe
32%
Asia Pacific
59%

Asia Pacific
- Cellarmasters
- Cardmember
- Wine Buzz

Europe
- Pallhuber
- BVI
- Cellarmasters CH/DE

US
- Windsor
- IWA

Wine – Clubs

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Volume (000 9L cases)	2,852	2,875	(0.8)
Net Sales Revenue*	373.4	409.2	(8.7)
EBITAS	44.3	49.2	(10.0)
Amortisation	27.2	15.0	
Depreciation	7.0	6.0	
Capex	8.7	9.5	
ROCE (%)	8.9	9.3	-0.4 pts
Club Members (000s continuing)	1,174	1,121	4.7
EBITAS / NSR (%)	11.9	12.0	-0.1 pts

* Includes intra division sales $0.3m (FY03 $1.2m)

Wine - Services

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Net Sales Revenue*	212.1	270.1	(21.5)
EBITA	17.8	35.2	(49.4)
Amortisation	5.0	2.7	
Depreciation	8.2	5.7	
Capex	2.3	7.2	
ROCE (%)	9.5	19.1	-9.6pts
EBITA / NSR (%)	8.4	13.0	-4.6pts

* Includes intra division sales $47.4m (FY03 $37.3m)

Clubs & Services – Factors to Consider

FOSTER'S GROUP
Inspiring Global Enjoyment

- Appropriate part of BBWE portfolio
- New executive management focus on performance of these businesses – 1 to 2 year exercise
- Comprehensive business improvement programme
- Clubs & Services combined FY05 EBITAS – flat (higher taxation impost for Clubs – circa $5m)

Lensworth

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Total Revenue	230.8	200.9	14.9
EBITA	49.8	28.6	74.1
ROCE (%)	28.4	18.3	10.1 pts
EBITA / Revenue (%)	21.6	14.2	7.4 pts

Cash Flow – continuing business

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m
EBITAS	845.6	915.4
Depreciation	124.1	131.7
Vineyard operating expenses	(91.3)	(100.7)
Other	27.2	9.0
Net Working capital change	25.9	7.8
OCFPIT*	931.5	963.2
Net interest paid	(74.0)	(156.8)
Tax paid	(237.6)	(257.0)
OCF	619.9	549.4
One-off net receipts	(55.5)	(99.4)
Normalised OCF	564.4	450.0

* OCFPIT includes $0.7m dividend received (FY03: nil)

Balance Sheet

FOSTER'S GROUP
Inspiring Global Enjoyment

A$ million	June 2004	June 2003
Net Working Capital	1,533.9	1,818.8
Fixed Assets	2,407.8	3,100.3
Investments	168.3	91.6
Intangibles	2,285.8	2,433.4
Other Assets	102.3	95.2
Tax & Other Provisions	(235.7)	(398.6)
Capital Employed	6,262.4	7,140.7
Net Debt	(1,662.2)	(2,647.6)
Shareholders Equity	4,600.2	4,493.1
Gearing (%)	36.1	58.9

Capital Management - Share Count & Contributed Equity

FOSTER'S GROUP
Inspiring Global Enjoyment

	No. of ordinary fully-paid shares m	$m
Balance at 1 July 2003	2,072.6	3,511.9
EB Conversion	125.4	531.1
Less:		
Off-market buyback	(167.1)	(304.3)
On-market buyback	(48.2)	(216.5)
Plus:		
DRP	20.8	91.2
Employee Share Plan	5.3	20.5
Other reserves & cash flow movements		(63.2)
Balance at 30 June 2004	2,008.8	3,570.7

Interest Expense Reconciliation

FOSTER'S GROUP
Inspiring Global Enjoyment

	$m
Net interest expense FY03	(153.2)
Lower interest expense on average debt	56.8
Lower exchangeable bond ("CB") accretion	17.3
Reversal of interest on CBs	13.0
Premium on CB Buyback	(2.5)
Other – net (borrowing costs, cap. interest)	(6.3)
Significant item	(20.0)
Net Interest Expense FY04	(74.9)

Debt Profile

FOSTER'S GROUP
Inspiring Global Enjoyment

Total Gross Debt	$2,371.8m
Cash	$ 709.6m
Net Debt	$1,662.2m

- Currency of Debt
  - $US Denominated 73%
  - Other (Euro, Asian) 27%
- Weighted average years to maturity 5 years
- Weighted avg. interest rate on net debt 4.42%

FY05 Foster's Earnings Outlook

FOSTER'S GROUP
Inspiring Global Enjoyment

- Double digit normalised EPS growth targeted for FY06
- Moderate normalised EPS growth (sub 10%) expected in FY05
  - continued contribution from buy-back
- Divisional performances – as advised earlier in presentation
- Interest expense – higher as share buy-back continues
- Corporate expenses - flat

Trevor O'Hoy

Chief Executive Officer

Priorities

FOSTER'S GROUP
Inspiring Global Enjoyment

1. Group earnings to above 10% from FY06
   - maintain CUB momentum
   - execute on Wine Trade initiatives
   - better leverage Foster's brand globally
   - capture cross divisional opportunities

2. Enhance return on capital
   - cross divisional synergies & integration
   - drive additional capital efficiencies in Wine

3. Balance sheet/capital management focus
   - leverage interest expense
   - progress Lensworth divestment options
   - continued capital return

FOSTER'S
GROUP

Inspiring Global Enjoyment


FOSTER'S

Appendices

Foster's Group

FOSTER'S GROUP
Inspiring Global Enjoyment

Reported (continuing and discontinued)	FY04 $m	FY03 $m	Change %
Volume (000 9L case equiv)	230,727	221,565	4.1
Net Sales Revenue	3,908.1	4,637.8	(15.7)
EBITAS	885.1	1,037.7	(14.7)
EBITA	829.0	1,023.4	(19.0)
Net Profit After Tax	799.3	462.9	72.7
Significant Items (after tax)	329.9	(105.2)	
Amortisation	68.2	51.4	
Depreciation	136.7	162.0	
Capex	290.6	309.8	
EBITAS / NSR (%)	22.6	22.4	
EBITAS *per case* ($)	3.84	4.68	

FY03 Revenue Restatements

FOSTER'S GROUP
Inspiring Global Enjoyment

Reconciliation of Movement	$m
Reported Total Operating Revenue June 03	5,242.8
FBI re-stated to exclude duty (incl. in COGS)	19.6
FY03 Total Operating Revenue restated	5,262.4
Reported CUB Beverages Net Sales Revenue June 03	1,776.4
Non-alcoholic beverages t'ferred to Other Operating Revenue	(117.1)
FY03 CUB Beverages NSR restated	1,659.3
Reported Other Operating Revenue June 03	511.3
Non-alcoholic beverages, net of intersegmental elim. tfr from NSR	113.3
FY03 Other Operating Revenue restated	624.6

Australian Leisure & Hospitality

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04* $m	FY03* $m
Net Sales Revenue	321.9	894.6
EBITA	39.5	122.3
Amortisation	1.3	2.1
Depreciation	12.6	30.3
Capex	10.5	95.4
CUB sales to ALH	31.5	96.5

* FY04 is for period to 5 November 2003 only, versus full 12 months to 30 June 2003 for FY03

Significant Gain - ALH

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04	FY05+	Total
Gross Proceeds	1,470.2	26.4	1,496.6
Transaction Related Costs	(137.6)	(0.4)	(138.0)
Assets Sold	(751.1)	(23.5)	(774.6)
Profit on Sale (pre-tax)	581.5	2.5	584.0
Restructuring & Other Costs	(28.4)	0.0	(28.4)
PBT	553.1	2.5	555.6
Tax	(1.2)	0.0	(1.2)
Net Significant Items on sale of ALH	551.9	2.5	554.4

FX Impact

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Beringer Blass Group			
NSR (as reported)	1,599.5	1,953.9	(18.1)
Adjust for current period fx rates	-	(211.2)	
NSR restated	1,599.5	1,742.7	(8.2)
EBITAS (as reported)	291.7	428.8	(32.0)
Adjust for current period fx rates	-	(48.6)	
EBITAS restated	291.7	380.2	(23.3)
Normalised Cashflow	247.8	306.4	(19.1)
Adjust for current period fx rates	-	(27.6)	
Cashflow restated	247.8	278.8	(11.1)

FX Impact

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m	Change %
Beringer Blass Trade			
NSR (as reported)	1,061.7	1,313.1	(19.1)
Adjust for current period fx rates	-	(182.3)	
NSR restated	1,061.7	1,130.8	(6.1)
EBITAS (as reported)	229.6	344.4	(33.3)
Adjust for current period fx rates	-	(46.8)	
EBITAS restated	229.6	297.6	(22.8)

SGARA

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m
Revenue		
Current Year Increment	109.5	115.7
Prior Year Amortisation	(101.2)	(64.4)
	8.3	51.3
Cost of Sales		
Vineyard Operating Expenses*	(91.2)	(100.7)
Prior Year Amortisation	26.8	35.1
	(64.4)	(65.6)
EBITA	(56.1)	(14.3)

* Represents cash flow

Corporate

FOSTER'S GROUP
Inspiring Global Enjoyment

	FY04 $m	FY03 $m
Corporate Costs	(59.6)	(56.2)
Net Interest Expense*	(94.9)	(153.2)
Tax expense**	(48.3)	(196.8)

* Includes significant items of $20.0m (FY03 nil)

** Includes tax benefit on significant items of $160.8m in FY04 (FY03 tax benefit $46.4m)

Capital Management Summary

FOSTER'S GROUP
Inspiring Global Enjoyment

	Shares m	$m*
1 July 03 – 23 Feb 04	37.7	168.9
18 March 04 – 30 June 04	10.5	47.1
1 July 04 – 9 August 04	11.4	52.8
Total on-market	59.6	268.9
Off market	167.1	668.4
Total Buy-back Activity	226.7	937.3
Total for FY04	215.3	884.5

* Excludes transaction costs. On-market total adjusted for rounding.

Definitions

FOSTER'S GROUP
Inspiring Global Enjoyment

- **Average exchange rate**
  The average USD exchange rate for FY04 used for P&L is 0.7097. This is also the rate applied to FY03 USD results (along with relevant 3rd currencies as applicable) to calculate numbers referred to as "at constant exchange rates". The USD rate assumed for outlook statements is 0.69.
- **Continuing Business**
  Total business excluding ALH which was divested via an IPO on 5 November 2003
- **EBITAS**
  Earnings before interest, tax, amortisation, significant items and SGARA
- **Normalised Net Income**
  Net Income excluding SGARA, significant items, amortisation and discontinued operations. Includes interest expense benefit from the sale of ALH
- **Normalised OCF**
  Operating cash flow, excluding significant items and other one-off transactions which will not be part of the future financial results of the continuing business
- **Normalised OCFPIT**
  Normalised OCF (as above) pre interest and tax. Measure primarily used at divisional level.
- **ROCE**
  Return on capital employed – calculated as EBITAS divided by average capital employed
- **SGARA**
  Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets"

FOSTER'S
GROUP

Inspiring Global Enjoyment


FOSTER'S

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

24 August 2004

Stable Normalised Group Earnings & Cash Flow

Significant Items Deliver Reported Profit up 72.7%

Results Summary - Foster's Group Limited results for the year ended 30 June 2004			
	FY04 $m	**FY03 $m**	**% Change**
Group Statutory Reporting Basis			
Net Sales Revenue (NSR)	3,908.1	4,637.8	(15.7)
EBITAS[1]	885.1	1,037.7	(14.7)
EBITA	829.0	1,023.4	(19.0)
Net significant items (after tax)	329.9	(105.2)	
Net Profit After Tax	799.3	462.9	72.7
Operating Cash Flow (OCF)	657.0	696.5	(5.7)
OCF pre interest and tax / EBITDAS %	96.3%	92.5%	3.8 pts
Reported EPS – cents per share	38.6	22.3	73.1
Return on capital employed (ROCE)[2] %	13.0%	13.8%	(0.8 pts)
Dividend (cents per share)	19.25	18.75	2.7
***Continuing Business Reporting Basis*[3]**			
Net Sales Revenue (NSR)	3,607.5	3,835.9	(6.0)
EBITAS	845.6	915.4	(7.6)
EBITA	789.5	901.1	(12.4)
Normalised Net Income[4]	549.2	541.1	1.5
Normalised Operating Cash Flow[5]	564.4	450.0	25.4
Normalised OCF pre interest and tax / EBITDAS %	90.3%	82.5%	7.8 pts
Normalised EPS – cents per share	26.5	26.2	1.1
ROCE %	12.9%	13.3%	(0.4) pts
EBITAS /NSR (%)- continuing business %	23.4%	23.9%	(0.5 pts)

1 Earnings before interest, tax, amortisation, significant items and SGARA (Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets").

2 ROCE is calculated as EBITAS on average capital employed.

3 This section provides financial information on a "Continuing Business" basis by excluding divested or discontinued operations – Australian Leisure and Hospitality (ALH) – divested by means of a public float on 5 November 2003.

4 Excludes SGARA, significant items, amortisation and discontinued operations – refer table on page 11. Includes interest expense benefit from the sale of ALH.

5 Normalised Operating Cash Flow is defined as net Operating Cash Flow for the continuing business less one-off receipts/payments, and

Group Financial Highlights

Net Profit

- Reported net profit after tax of $799.3 million was 72.7% higher than the prior corresponding period and includes significant items of $329.9 million after tax.
- Normalised net profit after tax (adjusting for significant items, SGARA and amortisation) and excluding the discontinued Australian Leisure and Hospitality (ALH) business was $549.2 million, 1.5% higher than the previous corresponding period. This amount includes the interest expense benefit from the cash proceeds received on the sale of ALH.

Significant Items

- Significant Items totalled $329.9 million after tax and consist of significant gains and expenses.
- Significant Gains totalled $588.5 million after tax. This comprised net profit from the divestment of the ALH business of $551.9 million and other Significant Gains of $25.5 million associated with Lensworth specific provision release and Lensworth litigation settlement proceeds and net gains of $11.1 million associated with Treasury Items.
- These gains were offset by total Significant Expenses of $258.6 million after tax relating to $80.9 million announced at the half year and a further $177.7 million announced as part of the Beringer Blass Wine Estates (BBWE) Wine Trade Operational Review in June 2004. Details on the Significant Items are provided on pages 8 to 10.

Earnings per Share

- Earnings per share rose 73.1% to 38.6 cents per share. On a normalised continuing business basis, earnings per share increased by 1.1% to 26.5 cents per share (refer to calculation table on page 11).

Cashflow, Margins, ROCE

- Operating cash flow of $657.0 million was 5.7% lower than the prior year amount ($696.5 million).
- Normalised operating cash flow for the continuing business of $564.4 million increased by 25.4% from $450.0 million.
- Normalised operating cash flow before interest and tax represents 90.3% of EBITDAS, an increase from 82.5%.[1]
- Strong Group operating margins for the continuing business of 23.4% were maintained (23.9% in FY03).
- Return on capital employed for the continuing business was 12.9% compared with 13.3% for the prior corresponding period.

Capital & Portfolio Management

- In October 2003, the Group advised that bonds with a face value of US$357.3 million or 83.9% of the value of its US$400 million 4.75% exchangeable bonds (issued in October 2000) had been converted into 125.4 million ordinary Foster's shares. In addition, Foster's had repurchased US$30.0 million or 7.5% of the face value of the bonds, and US$12.7 million or 3.2% of the face value of the bonds had been redeemed.
- Capital management activities included the finalisation of the off-market purchase of 167.1 million shares and on-market share purchases of a total of 59.6 million shares up to 9 August 2004. In March 2004, shareholder approval was obtained for the purchase of up to an additional 200 million shares, with the stated intent to purchase up to 125 million shares.

---

[1] Normalised operating cash flow excludes ALH in both years. EBITDAS – earnings before interest, tax, depreciation, amortisation, SGARA and discontinued operations.

The purchase of shares, as part of this programme, is expected to continue through FY05 and into FY06.

- The divestment of (ALH) was completed during the year for gross proceeds of approximately $1.5 billion, and a significant pre-tax gain of $553.1 million. From October 2003 to the temporary cessation of buy back activity on 9 August 2004, $937.3 million has been utilised for both on and off-market share purchase activities.
- On 8 June 2004, the Group announced initiatives associated with the BBWE Trade Operational Review. In addition to revenue generation initiatives, expected to contribute double-digit earnings growth in Wine Trade from FY06, the realignment of supply, consolidation of assets, cost reductions and other initiatives, resulted in pre-tax write-downs and specific provisions of $289.4 million.
- On 11 September 2003, a conditional agreement was signed for the sale of the Kent Brewery site in Sydney for $203 million, expected to be payable, subject to certain development approvals, in five instalments over the period to 2005 to 2010.
- On 19 July 2004, the Group formally advised it had appointed external advisers to explore divestment options for the Lensworth residential property business. Lensworth specific provisions relating to major projects have been released at the end of the financial year. These provisions, and proceeds from the settlement of litigation related to Lensworth, have been taken as part of Significant Items.

Business Divisional Highlights

Carlton & United Beverages (CUB)

- CUB delivered an excellent operating performance driven by price, product mix and disciplined cost control in its beer business, and by increased volumes in non beer alcohol brands, including spirits, Ready to Drink (RTD), cider and wine.
- Earnings before interest, tax, amortisation and significant items (EBITA) for the continuing business (excluding a partial contribution in the first half from ALH) increased by 9.5% to $520.1 million.
- Normalised operating cashflow (before interest and tax), excluding ALH, was up 8.3% to $586.1 million. Operating cash flow represented 104.1% of EBITDA.
- EBITA/net sales revenue margins increased by 70 basis points to 29.3%.
- CUB beer volumes declined by 1%, with total alcohol volumes increasing by 0.8%.
- ALH contributed EBITA of $39.5 million prior to its divestment via a public float on 5 November 2003, compared with a contribution of $122.3 million for the 12 months ended 30 June 2003.

Foster's Brewing International (FBI)

- FBI's EBITA increased by 10.7% to $43.6 million, with earnings growth in the Europe, Middle East and Africa, and the Greater Asia regions, partially offset by lower earnings contributions from North America and Greater Pacific.
- Foster's Lager, currently the number seven international premium beer brand, grew volume by an outstanding 8.5%, considerably outperforming estimated global beer industry growth of around 2% (latest estimate – 2003 calendar year).
- Normalised operating cash flow (before interest and tax) declined by 1.3% to $38.3 million. Operating cash flow represented 75.7% of EBITDA.

Beringer Blass Wine Estates (BBWE)

- BBWE's EBITAS (EBITA excluding SGARA) declined 32.0% to $291.7 million compared with the previous year. At constant exchange rates[1], EBITAS declined by 23.3%.
- Earnings decline was due in large part to a 45.8% reduction in North American Trade EBITAS to $138.2 million. North American Trade EBITAS declined by 34.3% at constant exchange rates. The lower North American Trade result was due to a combination of factors: cyclical oversupply conditions in the US, lower growth in the domestic premium category and a decision by BBWE to reduce distributor inventory levels by lowering second half shipments.
- Clubs and Services reported lower earnings, with Clubs' EBITAS declining by 10% to $44.3 million and Services' EBITAS declining by 49.4% to $17.8 million.
- BBWE's earnings decline was partly offset by a strong result from the Asia Pacific Trade business, delivering a 9.2% increase in EBITAS to $72.5 million.
- Total Wine Trade volumes decreased by 2.9% to 15.6 million cases. Total BBWE volume (including Clubs) decreased by 2.6% to 18.5 million cases
- A continuing strength of the Beringer Blass business is its cash generative characteristics. Impressively, normalised operating cash flow (before interest and tax) was 69.4% of EBITDAS, an increase from 62.7% from the prior corresponding period for BBWE.
- BBWE margins were 18.2%. BBWE Trade margins were 21.6%.
- BBWE's ROCE decreased by 200 basis points to 6.6%.

Lensworth Property Group

Lensworth generated EBITA of $49.8 million up 74.1%. Stronger earnings reflect the mix of properties available for sale during the year, as well as the strong Australian residential property market. These factors resulted in higher proceeds from some of Lensworth's properties.

Dividend

The Directors have declared a final dividend of 10.50 cents per share fully franked, the same as the previous corresponding period. This results in a total fully franked dividend for the year of 19.25 cents per share, compared with 18.75 cents per share fully franked in 2003, an increase of 2.7%.

---

[1] Fiscal year 03 results restated based on fiscal year 04 actual exchange rates.

Comments

President and CEO, Trevor O'Hoy said:

"Foster's full year results reflect the benefit of a diversified portfolio of businesses. Strong operational performances from CUB's domestic multi-beverages portfolio, for the Asia Pacific Wine business, for the Foster's brand internationally and Lensworth were largely offset by markedly weaker contributions from the North American Wine Trade business and from Wine Clubs and Services."

"The Group has ended the year with the foundations to deliver significantly enhanced financial results for shareholders over the coming years. Despite only moderate normalised earnings growth, the Group's cash flow remains strong with normalised operating cash flow to EBITDAS, now at an impressive 90.3% for the continuing business (excluding ALH). Balance sheet strength and flexibility is demonstrated by a 11.8 times EBITAS/interest cover and BBB+/Baa1 credit ratings, and our continuing focus on significant capital management activities."

"Importantly, at an operational level, there are grounds for confidence in strong performances in the coming years across all parts of the business. CUB's multi-beverages model has shown that it can consistently deliver high quality earnings, cash flow and strengthened margins. A higher contribution in FY05 and FY06 from cost savings and efficiency improvements deriving from the CUB operational review, provides us with confidence that earnings growth in the 6% to 8% range is achievable over the next few years."

"We recognise that the overall performance of the Beringer Blass business has been unacceptable. The comprehensive Wine Trade Operational Review, the main details of which were announced in June 2004, provide a clear game plan for increased volume and revenue growth, significant cost savings and increased investment funds for brand building and margin expansion, as well as greater flexibility in terms of supply and inventory management and the basis to increase returns on capital employed."

"An urgent priority will be to restore the financial performance of this part of the business to ensure total Group earnings growth above 10% from FY06."

"For the Clubs and Services businesses, tough market conditions, structural factors and operational issues have led to lower FY04 results. To ensure the delivery of improved operational and financial performances of these businesses, Neville Fielke, a member of the Foster's executive team is responsible for improving the performance of these businesses."

"The Foster's brand internationally has shown excellent growth and we will continue to focus on enhancing performance in North America and further building the brand equity of Foster's internationally."

"Over and above a focus on quality earnings growth, we will as a matter of priority seek to extract efficiencies and synergies across the Group."

"The Group's portfolio and capital management activities during the year have been significant and include the successful disposal of ALH and the purchase of over 10% of Foster's shares on issue. Capital management activities are expected to continue through FY05 and into FY06 as our prime focus remains organic, internally generated growth. Our intention to divest the Lensworth residential property business reflects our objective to maximise value for shareholders from this excellent, but non-core, business."

"With the divestment of Lensworth expected in the 2005 financial year, Foster's will become a pure premium beverages company. 2005 can be expected to be a year of consolidation, with increased investment within our Wine business and a focus on extracting efficiencies across the Group. As such, moderate earnings growth can be expected, prior to the planned achievement of double digit growth in FY06."

"Foster's is entering an important stage of its evolution. The Board and the management team firmly believe that the combination of Foster's brands, distribution capabilities, scale, customer and consumer awareness, and the skills of its employees, will underpin the Group's ability to deliver superior financial performance and enhanced value for shareholders."

Media:

Lisa Keenan
Manager, Corporate Affairs
+613 9633 2261
0418 202 375

Investor Relations:

Robert Porter
Vice President, Investor Relations
+613 9633 2560
0407 391 829

Group Financial Review

Revenue

Total operating revenue increased 10.9% to $5,835.1 million, which includes proceeds from the sale of ALH of $1,320.2 million. Net sales revenue from the continuing businesses decreased 6.0% to $3,607.5 million.

Revenue Summary

12 months to 30 June	2004 $m	2003 $m	% Change
Continuing business			
CUB [1]	1,774.5	1,659.3	6.9
International Beer [2]	249.4	233.2	6.9
Total Beer	**2,023.9**	**1,892.5**	**6.9**
Trade	1,061.7	1,313.1	(19.1)
Clubs	373.4	409.2	(8.7)
Services	212.1	270.1	(21.5)
Intra-division sales	(47.7)	(38.5)	
Total Wine	**1,599.5**	**1,953.9**	**(18.1)**
Inter-segment sales	(15.9)	(10.5)	
Net sales revenue – continuing	**3,607.5**	**3,835.9**	**(6.0)**
Discontinued operations			
Australian Leisure and Hospitality	321.9	894.6	
Inter-segment sales	(21.3)	(92.7)	
Net sales revenue [2]	**3,908.1**	**4,637.8**	**(15.7)**
Other operating revenue [3]			
Continuing business [3]	612.0	586.0	4.4
Discontinued operations [4]	1,325.2	42.4	
Inter-segment sales	(10.2)	(3.8)	
Other operating revenue	**1,927.0**	**624.6**	**208.5**
Total operating revenue [2]	**5,835.1**	**5,262.4**	**10.9**

1. CUB net sales revenues includes sales of beer, spirits, cider and wine in Australia by Carlton and United Beverages. Sales of non-alcoholic beverages of $117.1 million (2003 $117.1 million) have been disclosed in Other Operating revenue. Comparatives have been restated.
2. International beer comparative revenue has been restated for a change in the disclosure of New Zealand duties. The restatement increases revenue by $19.6 million (2003 revenue previously reported as $213.6 million for International beer and $4,731.5 million for Group net sales revenue).
3. Other operating revenue includes SGARA, interest, rent, asset sales, Lensworth property sales, non-alcoholic beverages and other non-beverage income.
4. Gross proceeds from the sale of Australian Leisure and Hospitality (ALH) of $1,496.6 million comprises sales proceeds of $1,320.2 million included in other operating revenue, $150.0 million loan repayment and a further $26.4 million received and deferred for recognition in future accounting periods.

Earnings

The Group reported net profit after tax of $799.3 million for the period, an increase of 72.7% over the June 2003 result of $462.9 million. This result included Significant Items after tax of $329.9 million associated mainly with the divestment of ALH and provisions and write-downs in the carrying value of certain assets, mainly within the Wine business.

Earnings before interest, tax, amortisation, significant items, and SGARA (EBITAS) declined by 14.7% to $885.1 million. Adjusting for discontinued operations (ALH was divested on 5 November 2003), the EBITAS of the continuing business decreased by 7.6% to $845.6 million.

Amortisation

Total Group amortisation was $68.2 million, up $16.8 million from FY03. It was advised on 8 June 2004 (as part of the Wine Trade Operational Review announcement) that the useful life of certain intangible assets of the Wine business had been revised reflecting more competitive market conditions experienced by the business. The useful life of goodwill for certain Wine businesses was revised from 20 years to 10 years; the useful life of mailing lists was revised from 20 years to 5 years and the useful life of certain brand names was revised. The increased amortisation is reflected mainly in Services (amortisation increased from $2.7 million to $5.0 million), Clubs (amortisation increased from $15.0 million to $27.2 million) and in Asia Pacific Trade (amortisation increased from $6.1 million to $8.9 million).

SGARA Accounting Standard

The measurement basis for vines and grapes prescribed by AASB 1037 Self-Generating and Re-Generating Assets (SGARA) has resulted in a negative earnings impact before interest and tax of $56.1 million ($14.3 million loss in FY03).

On 8 June 2004, as part of the Wine Trade Operational Review announcement, it was advised that the SGARA impact arising from the disposal of bulk wine and vineyard divestments was expected to be in the order of an additional $12 million in FY04. The full year amount constitutes approximately an additional $16 million impact from the estimate of June. The higher amount mainly reflects ($10 million) the SGARA impairment being disclosed as part of operational earnings rather than as a significant item for the intended vineyard divestment programme and the other $6 million reflecting the reduction in the value of vines mainly associated with lower grape prices resulting from the excess supply conditions in California.

Significant Items

Significant Gains (net) of $169.1 million before tax and $329.9 million after tax are included in the results and comprised the following main components:

1. Divestment of ALH – $553.1[1] million gain before tax.
2. Lensworth provisions release and litigation settlement payment - $34.7 million gain before tax.
3. Treasury Items– currency hedging and debt restructuring - $14.7 million gain before tax.
4. Write-down in Carrying Value of Assets, Provisions and Other Restructuring Costs – $433.4 million loss.

---

[1] The pre-tax significant item advised at the half year was $545.5 million. The subsequent finalisation of transaction and other costs has increased this amount to $553.1 million.

Gains

The Significant Items include a profit of $553.1 million, associated with the divestment of ALH. In addition, the release of provisions and settlement payments following the finalisation of litigation related to the Lensworth Group, resulted in a Significant Gain of $34.7 million.

A net Significant Gain of $14.7 million before tax was associated with Treasury Items. This includes a gain of $34.7 million associated with the restructuring of foreign exchange transactional arrangements. Partially offsetting this are costs of $20 million mainly associated with the planned restructuring of Foster's debt and interest rate portfolio. Included in this cost is $12.9 million associated with the intended restructure of a portion of the Group's debt portfolio. In addition, a charge of $7.1 million has been incurred related to the close-out of interest rate derivative contracts.

These net gains were partially offset by the write down of the carrying value of certain assets, as well as restructuring costs, totalling $433.4 million before tax.

Write-downs / expenses

Beringer Blass Wine Estates

Excess Wine Inventory Write-downs $155.8 million before tax (Wine Trade Operational Review - 8 June 2004) and $73.9 million before tax (as reported at 31 December 2003)

Write-down of excess wine inventory based on lower demand, obsolete stock and packaging materials, as well as lower shipments associated with distributor de-stocking in the United States. The excess bulk wine inventories, predominantly in North America, have been written down to net realisable value with programmes in place to dispose of this inventory.

Other Wine Trade Operational Review Activities - 8 June 2004

Mainly vineyard dispositions in North America and Australia winery rationalisation of $24.1 million before tax; onerous grape supply contract provisions of $35.8 million before tax; onerous oak barrel lease contract provisions of $39.9 million before tax and restructuring and other costs of $33.8 million before tax, including retrenchment and closure costs associated with facilities and Wine Trade Operational Review project costs.

Other Wine Asset Write-Downs and Costs (as reported as 31 December 2003)

Asset write-downs from winery consolidations and costs associated with the closure of facilities at three Australian winery sites; closure of Cellarmaster UK and French Clubs' businesses; minor costs associated with changes in distributor arrangements in Europe and miscellaneous items (e.g. barter credits).

FBI and Corporate Costs and Provisions

FBI Costs and Provisions (as reported at 31 December 2003)

For FBI a charge of $3.0 million before tax has been taken, mainly associated with contractual arrangements.

Additional Superannuation, IT Costs (as reported at 31 December 2003)

$22.0 million before tax in carrying value adjustments and/or costs have been taken associated with additional company superannuation contributions and the write down of some Group IT assets.

Summary of Significant Items

	Pre-tax $m	Post tax $m
Gains		
Divestment of ALH		
- Profit on Sale	581.5	576.8
- Restructuring and Other Costs	(28.4)	(25.0)
	553.1	551.9
Lensworth provision release, litigation settlement	34.7	25.5
Treasury Items	14.7	11.1
Net Significant Gains	**602.5**	**588.5**
Expenses		
Wine Trade Operational Review – 8 June 2004		
Excess wine inventory write-downs	(155.8)	(93.5)
Australian winery and US vineyard rationalisation	(24.1)	(16.3)
Onerous grape supply contracts	(35.8)	(21.1)
Onerous oak barrel lease contracts	(39.9)	(23.5)
Restructuring and other costs	(33.8)	(23.3)
	(289.4)	(177.7)
Write-downs and other costs as reported at 31 December		
Excess wine inventory write-downs	(73.9)	(35.0)
Other Wine asset write-downs, Australian vineyard rationalisation and other costs	(45.1)	(26.2)
	(119.0)	(61.2)
Total Wine significant expenses	(408.4)	(238.9)
FBI costs and provisions - as reported at 31 December 2003	(3.0)	(2.5)
Additional superannuation fund contributions and Group IT asset write down - as reported at 31 December 2003	(22.0)	(17.2)
Total Significant Expenses	(433.4)	(258.6)
Net Significant Items	**169.1**	**329.9**

Taxation

The Group's tax expense (excluding Significant Items) decreased 14.0% to $209.1 million. The overall effective tax rate remains at the Australian corporate rate of 30%. The 100% owned Australian companies have elected to consolidate for Australian tax purposes from 1 July 2002.

Earnings per share

Earnings per share rose to 38.6 cents, an increase of 73.1% over the previous corresponding period. Earnings per share calculated on a normalised basis is 26.5 cents, representing a 1.1% increase on the previous corresponding period.

Normalised EPS Calculation

12 months to 30 June	2004 $m	2003 $m	% Change
Earnings after tax – as reported	799.3	462.9	72.7
Amortisation expense	68.2	51.4	
SGARA (gain)/loss (net of tax)	39.3	10.1	
Significant items (net of tax)	(329.9)	105.2	
Discontinued operations (net of tax)	(27.7)	(85.6)	
Deemed dividends on bonds	-	(2.9)	
Earnings after tax – normalised	549.2	541.1	1.5
Average number of shares (million)	2,070.8	2,064.7	0.3
Basic EPS (cents)	38.6	22.3	73.1
Normalised EPS (cents)	26.5	26.2	1.1

Earnings Summary

12 months to 30 June	2004 $m	2003 $m	% Change
Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS)			
Continuing business			
CUB	520.1	474.8	9.5
International Beer	43.6	39.4	10.7
Beer	**563.7**	**514.2**	**9.6**
Trade	229.6	344.4	(33.3)
Clubs	44.3	49.2	(10.0)
Services	17.8	35.2	(49.4)
Wine	**291.7**	**428.8**	**(32.0)**
Property and Investments	49.8	28.6	74.1
Corporate	(59.6)	(56.2)	(6.0)
EBITAS – *continuing business*	**845.6**	**915.4**	**(7.6)**
Discontinued operations	39.5	122.3	
EBITAS	**885.1**	**1,037.7**	**(14.7)**
SGARA	(56.1)	(14.3)	
EBITA	**829.0**	**1,023.4**	**(19.0)**
Amortisation	(68.2)	(51.4)	(32.7)
EBIT [1]	**760.8**	**972.0**	**(21.7)**
Net interest expense [1]	(74.9)	(153.2)	51.1
Tax [1]	(209.1)	(243.2)	14.0
Outside equity interest	(7.4)	(7.5)	(1.3)
Significant items (net of tax)	329.9	(105.2)	
Net Profit after tax	**799.3**	**462.9**	**72.7**
Average shares outstanding (m)	2,070.8	2,064.7	

1. Pre significant items.

Cash Flow

Net operating cash flow was $657.0 million compared with $696.5 million in the previous corresponding period, a decrease of 5.7%. This cash flow includes ALH in FY03 and FY04.

Net interest paid of $74.0 million was 52.8% lower.

Capital spending and investments amounted to $392.9 million compared with $510.5 million in the previous corresponding period.

Cash Flow Highlights

12 months to 30 June	2004 $m	2003 $m	% Change
EBITAS	885.1	1,037.7	
Depreciation	136.7	162.0	
Vineyard operating expenses	(91.3)	(100.7)	
Other non-cash items	31.1	8.2	
Working capital change	6.3	3.1	
Operating cash flow before interest and tax	**967.9**	**1,110.3**	(12.8)
Dividends received	0.7	-	
Net interest paid	(74.0)	(156.8)	
Tax paid	(237.6)	(257.0)	
Net operating cash flows	**657.0**	**696.5**	(5.7)
Discontinued operations	(37.1)	(147.1)	
One-off (receipts)/payments	(55.5)	(99.4)	
Normalised net operating cash flows	**564.4**	**450.0**	25.4
Capital expenditure	(290.6)	(309.8)	
Investments	(102.3)	(200.7)	
Capital expenditure and investments	**(392.9)**	**(510.5)**	
Asset sale - cash proceeds	11.6	42.9	
Business sales cash proceeds (ALH)	1,311.6	-	
Net loan proceeds	6.8	109.4	
Regular dividends	(301.7)	(287.5)	
Buy-back	(366.0)	-	
Dividends paid	(667.7)	(287.5)	

Capital & Investment Expenditure

Capital and investment expenditure by business division is provided below. The investment expenditure of $102.3 million relates mainly to the 10% interest in Australian Leisure and Hospitality Group Limited for $76.5 million, associated with market stabilisation arrangements subsequent to the listing of ALH. A major part of the CUB capital expenditure (around $90 million) was associated with the Yatala production expansionary activities.

	Capital Expenditure $m	Investments $m	Total $m
CUB	171.3	77.2	248.5
Beringer Blass Wine Estates	93.5	21.1	114.6
Foster's Brewing International	8.2	-	8.2
Lensworth	0.5	4.0	4.5
Corporate	6.6	-	6.6
Continuing business	280.1	102.3	382.4
Discontinued operations	10.5	-	10.5
Total	290.6	102.3	392.9

Balance Sheet

As at 30 June	2004 $m	2003 $m
Current assets		
Continuing business	2,491.6	2,930.6
Discontinued operations	20.8	70.7
Total current assets	2,512.4	3,001.3
Non-current assets		
Continuing business	5,930.7	5,851.7
Discontinued operations	-	735.9
Total non-current assets	5,930.7	6,587.6
Total assets	**8,422.3**	**9,588.9**
represented by:		
Australian Beer	1,971.7	1,850.7
International Beer	223.3	222.9
Wine	4,437.5	4,851.3
Property and Investments	315.5	299.1
Corporate (incl. tax and cash balances)	1,474.3	1,584.1
Continuing business	**8,422.3**	**8,808.1**
Discontinued operations	20.8	780.8
	8,443.1	**9,588.9**
Current liabilities		
Continuing business	2.032.1	2,227.9
Discontinued operations	28.1	42.9
Total current liabilities	2,060.2	2,270.8
Non-current liabilities		
Continuing business	1,782.7	2,818.8
Discontinued operations	-	6.2
Total non-current liabilities	1,782.7	2,825.0
Total liabilities	**3,842.9**	**5,095.8**
Total equity	**4,600.2**	**4,493.1**
Net debt	1,662.2	2,647.6
Gearing (%)	36.1%	58.9%
EBITAS interest cover (times)	11.8	6.8

Exchange Rates

Balance sheet items denominated in US dollars have been translated at the 30 June 2004 closing exchange rate of $A1 = US$0.6913 (2003: $A1 = US$0.6666). The average exchange rate used for profit and loss purposes was $A1 = US$0.7097 (2003: $A1 = US$0.5859).

Currency Management & Treasury

In May 2004, the Group completed a comprehensive review of its foreign exchange transactional hedging and implemented a new Treasury operating policy, which led to a major restructuring of existing hedge cover and a determination that certain contracts to which hedge accounting had been previously applied were no longer appropriately designated as hedges. These contracts were closed out and resulted in the Significant Gain of $34.7 million before tax.

The Group has maintained currency hedging positions at the end of the financial year in relation to transaction exposure for its wine exports from Australia to the US, UK and European countries.

As part of the Group's Capital Management programme, Fosters is currently evaluating restructuring its debt and interest rate portfolio. A financing cost of $12.9 million has been recognised associated with the expected cost of restructuring the debt and interest rate portfolio.

Interest and Gearing

Net interest expense for the period declined by 51.1% to $74.9 million (excluding significant items), due to a reduction in net debt in part associated with the conversion of the exchangeable bonds, the appreciation of the $A/$US, and interest income from the proceeds of the ALH transaction.

EBITAS interest cover was 11.8 times. Gearing (net debt to total shareholders' funds) was 36.1%, down from 58.9% in the previous corresponding period.

AASB 1047 - International Financial Reporting Standards

Foster's Group Limited will be required to adopt the Australian equivalents to International Financial Reporting Standards (IFRS) in its first fully compliant financial statements for the year ended 30 June 2006. Associated with the release of its 2004 Financial Report, the Group intends to provide a Note to the Accounts which outlines the key areas of accounting policy change as they relate to Foster's. At this stage, it is not expected the company will be in a position to provide a quantification of the impacts.

Business Divisional Operating Review

Carlton and United Beverages (CUB)

Carlton and United Beverages comprises the Australian beer business, spirits, cider, wine and other beverages. For reporting purposes below, net sales revenue includes alcoholic beverages only. Sales of non-alcoholic beverages of $117.1 million have been disclosed in Other Operating Revenue (refer page 7).

12 months to 30 June	2004 $m	2003 $m	% Change
Alcohol Volumes (000' 9L cases)	108.4	107.5	0.8
Net Sales Revenue	1,774.5	1,659.3	6.9
Earnings before interest, tax, amortisation and significant items	520.1	474.8	9.5
EBITA/NSR Margin (%)	29.3%	28.6%	0.7 pts
Normalised Operating Cash Flow/EBITDA (%)	104.1%	103.0%	1.1 pts
ROCE (%)	31.6%	29.6%	2.0 pts
EBITA - Discontinued operations (ALH)*	39.5	122.3	
*Divested via IPO on 5 November 2003			

CUB's excellent performance demonstrates the brand and distribution strength of its multi alcohol beverage portfolio, combined with efficient marketing and trade spend and channel management.

Revenue, earnings and margins strengthened despite lower beer volumes (down 1%) and a small increase (0.8%) in overall alcohol beverage volumes.

The major factors contributing to the CUB result included the following:

- Strong pricing performance for domestic beer during FY05, favourable portfolio mix characteristics (including strong volume and revenue performance for the Mid Strength beer category contributed predominantly by Carlton Mid Strength and solid growth in volumes and revenues for the imported premium beer category).
- A disciplined and effective approach to marketing spend for specific brands, as well as effective cost management across the business.
- Strong volume and revenue growth within the spirits/RTD categories, with RTD volumes increasing by 44%.
- A full year's contribution in cider following the acquisition of Bulmers Cider in February 2003.
- The initial contribution from CUB's new wine offering, following the launch of the Half Mile Creek brand in May 2004. As at 30 June 2004 distribution across nearly 3,000 retail outlets has been established.

Capital expenditure for CUB for the year was $171.3 million, up from $75.0 million for the prior corresponding period. The increased expenditure relates mainly to the expansion of production capacity at the Yatala Brewery in Queensland and the Matilda Bay Brewery in Western Australia. The major part of the planned expenditure has been completed with the full production capacity upgrade at Yatala from 2.3 to 4.5 million hectolitres expected to be completed by February 2005.

Associated with this expansion activity, in September 2003 the Company announced the conditional sale of the Kent Brewery site in Sydney for $203 million, payable in five instalments between 2005 and 2010, subject to certain development approvals.

Foster's Brewing International (FBI)

Foster's Brewing International is responsible for the global Foster's brand management and equity business, the operational businesses in Asia, international beer exports and the multi-beverages platform in the Greater Pacific.

12 months to 30 June	2004 $m	2003 $m	% Change
Volume (000' 9L cases)*	103.9	95.1	9.2
Net Sales Revenue (including Joint Venture income)	254.8	243.2	4.8
Earnings before interest, tax and amortisation	43.6	39.4	10.7
EBITA/NSR Margin (%) **	17.1%	16.2%	0.9 pts
Normalised Operating Cash Flow/EBITDA (%)	75.7%	81.2%	(5.5 pts)
ROCE (%)	19.7%	17.2%	2.5 pts

*Includes non beer volumes

** NSR includes joint venture income

FBI generated strong earnings growth for the year, an improvement in margins and an enhanced return on capital employed.

Key features of the result included:

- Strong volume growth for the Foster's brand globally, with an increase of 8.5%, a growth rate appreciably higher than comparable premium lager brands.
- Higher overall earnings despite a significant decline in earnings contribution from North America due in part to slower growth in the imported beer category.
- Europe, Middle East and Africa (EMEA) achieved strong volume and earnings growth, particularly in the UK market that benefited from a good 2003 Northern hemisphere summer along with a strong Christmas sales trading period. In addition, European distribution arrangements acquired by Scottish and Newcastle, FBI's licensee partner, are contributing stronger results for the Foster's brand in Europe. The Middle East African and Eastern distribution company also provided increased earnings contribution.
- Greater Asia delivered a positive earnings contribution for the full financial year with China's relative performance improving (although still loss making), a strong second half in India which saw the Foster's brand grow double digit, and with Asia exports and duty free providing a markedly higher contribution.

- The earnings contribution for Greater Pacific was slightly down versus last year, however earnings in the key multi-beverages business of New Zealand and Fiji were higher than the previous financial year. Focus remains on delivering superior customer service and increasing the brand equity of key brands including Foster's, VB, Crown Lager and BBWE wine brands of Wolf Blass and Saltram.

Beringer Blass Wine Estates

Beringer Blass Wine Estates (BBWE) operates Foster's global wine businesses, which includes Wine Trade, Wine Clubs and Wine Services.

12 months to 30 June	2004 $m	2003 $m	% Change
Volume (000' 9L cases)	18,469	18,963	(2.6)
Net Sales Revenue	1,599.5	1,953.9	(18.1)
Earnings before interest, tax, amortisation and SGARA (EBITAS)			
• Wine Trade	229.6	344.4	(33.3)
• Wine Clubs	44.3	49.2	(10.0)
• Wine Services	17.8	35.2	(49.4)
EBITAS	291.7	428.8	(32.0)
EBITAS at Constant Exchange Rate[2]	291.7	380.2	(23.3)
EBITA/NSR Margin%	18.2%	21.9%	
Normalised Operating Cash Flow/EBITDAS%	69.4%	62.7%	
ROCE (%) - BBWE	6.6%	8.6%	-2.0 pts
ROCE (%) - BBWE Trade	6.1%	8.1%	-2.0 pts

BBWE results declined markedly due to a combination of factors, including:

- A lower earnings contribution from the North American Trade business, associated with the cyclical oversupply of grapes, lower growth for BBWE brands, higher discount and promotional expenditure, distributor de-stocking activities and adverse mix and cost of goods impacts due to the cascading of high cost fruit through the portfolio.
- A lower Europe Trade performance despite volume and earnings growth in the UK, due primarily to a weaker mainland Europe contribution associated with distributor destocking, and mix factors.
- A reduction in the earnings performance of Services, associated with the loss of contracts, margin pressure due to market conditions and operational issues.
- A weaker Clubs performance, as a result of first half investment in the generation of new members in Australia which did not translate into the expected level of volume and margin performance in the second half, combined with difficult economic and market trading conditions for the European businesses.

These items were offset by a strong earnings contribution from the Asia Pacific Trade business, with continued strong growth in core brands (Wolf Blass, Yellowglen) and growth in secondary brands (Saltram, Annie's Lane).

[2] Fiscal year 03 results restated based on fiscal year 04 actual exchange rates

BBWE (Trade and Clubs) volumes decreased by 2.6% to 18.5 million cases. Wine Trade volumes decreased by 2.9% to 15.6 million cases, mainly reflecting a decline in North American shipments by 9.1% due to a decision to reduce distributor inventories.

Net sales revenue declined by 18.1%. At constant exchange rates, the decline was 8.2%.

BBWE reported EBITAS declined 32% to $291.7 million. At constant exchange rates, EBITAS declined by 23.3%.

BBWE's margins declined from 21.9% to 18.2%. Wine Trade margins declined from 26.2% to 21.6%.

Despite the weaker earnings, BBWE continued to demonstrate strong earnings to cash flow conversion. Normalised operating cash flow decreased by 19.1% to $247.8 million, while on a constant exchange rate basis, normalised operating cash flow decreased by 11.1% - in both cases, at a lower rates of decline than that of earnings. Normalised operating cash flow before interest and tax increased from 62.7% to 69.4% of EBITDAS for BBWE, and from 55.4% to 62.5% of EBITDAS for Wine Trade, compared with the prior corresponding period.

Wine Trade Division

The BBWE Wine Trade division includes all wine sold through traditional wine trade off and on-premise trade channels in Asia Pacific, North America and UK/Europe.

Wine Trade – North America

North American Wine Trade encompasses the sale of BBWE's global portfolio of wines in the North American markets.

12 months to 30 June	2004 $m	2003 $m	% Change
Wine Trade Americas			
Volume (000' 9L cases)	10,633	11,692	(9.1)
Net Sales Revenue (A$m)	732.0	989.2	(26.0)
EBITAS (excl SGARA) (A$m)	138.2	255.0	(45.8)
EBITAS at Constant Exchange Rate[1]			
Net Sales Revenue	732.0	816.8	(10.4)
EBITAS (excl SGARA)	138.2	210.4	(34.3)
EBITAS / Net sales revenue (%)	18.9%	25.8%	

Wine Trade North America experienced highly challenging operating conditions throughout FY04 associated with the continued cyclical oversupply of wine and the emergence of new product categories.

The principal factors contributing to the markedly lower performance of the BBWE North American Trade portfolio included:

- Lower depletions growth, principally associated with the lower growth in the domestic premium (US$8-12) category and the lower than market performance of the Beringer Founder's Estate and Meridian brands.
- Lower shipments associated with a decision to reduce distributor inventories in the second half of the year (EBITAS impact of around $23 million).
- The general decline in pricing for most brands within their defined pricing categories, and associated increased tactical discounting/marketing expenditure.

---

[1] Fiscal year 03 results restated based on fiscal year 04 actual exchange rates

- Higher cost of goods associated with the utilisation of excess higher priced fruit.
- An industrial dispute by the United Food and Commercial Workers Union, which commenced in Southern California in mid October and continued through to the end of December, which reduced wine sales through some of the major supermarket chains in BBWE's largest individual market.

Within the North American region, the establishment of a new organisational structure, the re-establishment of an investment platform for revenue growth with a major focus on brand investment and new product development, associated with global alignment of supply and demand planning disciplines, are expected to contribute to improved financial performance from FY06.

Wine Trade – Asia Pacific

Asia Pacific Wine Trade sells BBWE's global portfolio of wines in the Asia Pacific Region.

12 months to 30 June	**2004 $m**	**2003 $m**	**% Change**
Wine Trade Asia Pacific			
Volume (000' cases)	3,479	3,090	12.6
Net Sales Revenue (A$m)	242.0	226.1	7.0
EBITAS (excl SGARA) (A$m)	72.5	66.4	9.2
EBITAS / Net sales revenue (%)	30.0%	29.4%	

Asia Pacific delivered strong volume, revenue and EBITAS growth and continuing excellent margins.

Principal factors influencing the result included:

- Volume growth of 12.6% was markedly ahead of total category and premium sector growth, based on strong consumer and retailer support for core brands (Wolf Blass volumes up 19%, Yellowglen volumes up 30%), successful secondary brand marketing (Jamiesons Run, and Saltram) and new product innovation (Pink, Eighth Maker, Shadowood).
- Asia volumes increased by 15.4%, particularly in South East Asia and Greater China.
- Revenue growth of 7%, lower than volume growth as a result of the increased contribution from the lower priced point products of Eaglehawk, Saltram Varietals and Yellowglen Pink Sparkling.
- EBITAS growth at 9.2%, with the continuation of exceptionally strong margins and an enhanced return on invested capital.

Wolf Blass retained its position as the "number one wine brand by MAT value", with a 5.6% market share (as measured by AC Nielsen). Despite the larger Australian 2004 vintage, BBWE's demand/supply situation remains in relative balance with forecast demand requirements.

Wine Trade – Europe

BBWE's Europe Trade business includes sales of BBWE's global portfolio of wines to the UK and European markets.

12 months to 30 June	2004 $m	2003 $m	% Change
Wine Trade Europe			
Volume (000' cases)	1,505	1,306	15.3
Net Sales Revenue (A$m)	87.7	97.8	(10.3)
EBITAS (excl SGARA) (A$m)	18.9	23.0	(17.8)
EBITAS at Constant Exchange Rate[1]			
Net Sales Revenue (A$m)	87.7	89.2	(1.7)
EBITAS (excl SGARA) (A$m)	18.9	21.2	(10.8)
EBITAS / Net sales revenue (%)	21.6%	23.5%	

Europe Trade performance was influenced by the following factors:

- Strong volume growth of 15.3% was due to a 43.1% increase in UK volumes, partially offset by lower volumes in Ireland and Europe (down 6.7%). The UK business continued to make impressive distribution gains, with Eaglehawk (sub five pounds) and Wolf Blass (above six pounds) increasing their distribution presence in the UK market.
- UK volume growth reflects strengthened distribution presence of the Wolf Blass brand, with volumes increasing 25.8%. Eaglehawk displayed exceptionally strong growth while the mainstream Wolf Blass brand also grew. – The Wolf Blass brand has now entered the top 10 wine brands in the UK off licence trade at 10th position (15th last year) according to AC Nielsen rankings as at July 2004.
- Regional shipments were weaker, associated with weak trading conditions and continued distributor de-stocking (especially in Switzerland and Ireland). However, Wolf Blass depletions have continued to grow in Ireland and the brand has strengthened its "number one by value" position. Kangaroo Ridge volumes increased in Europe associated with a full year's contribution from this brand.
- Weaker revenue growth was associated with mix factors (with the full year's inclusion of Kangaroo Ridge in Europe and the strong growth of Eaglehawk in the UK) and the increased presence within the multiple grocery channel sector in the UK.
- EBITAS performance was also affected by mix (Eaglehawk and Kangaroo Ridge volumes), a markedly weaker mainland Europe contribution, currency factors and continued investment in the establishment of marketing and sales infrastructure for the Europe region.
- Margins remained above 20%.

The focus in FY05 remains on growing distribution presence in the UK for Wolf Blass, as well as the Beringer portfolio. Increased marketing spend in FY05 will be focussed on brand building and distribution activities.

[1] Fiscal year 03 results restated based on fiscal year 04 actual exchange rates

Wine Clubs

BBWE's Wine Clubs division sells wine directly to over one million members through its various wine clubs worldwide. The major components of the Clubs' business includes Cellarmaster (Australia), Pallhuber (Germany), BDVI (Netherlands and Belgium), Windsor and International Wine Accessories (United States), Cardmember (New Zealand) and Cellarmaster (CH/DE) (Switzerland and Germany).

12 months to 30 June	**2004 $m**	**2003 $m**	**% Change**
Wine Clubs			
Volume (000' cases)	2,852	2,875	(0.8)
Net Sales Revenue (A$m)	373.4	409.2	(8.7)
EBITAS (excl SGARA) (A$m)	44.3	49.2	(10.0)
EBITAS / Net sales revenue (%)	11.9%	12.0%	
ROCE (%)	8.9%	9.3%	-0.4 pts

Total Clubs EBITAS declined by 10.0% and by 6.9% on a constant FX basis. Volumes declined by 0.8%.

The principal factors influencing the performance of Clubs included:

- Varied results within the Club's portfolio from highly successful performance of the start up Swiss business (Cellarmaster CH/DE), a stable performance from Cellarmaster Australia, and weaker contributions – largely reflecting economic and competitive trading conditions – for some of the European Clubs businesses (namely Pallhuber, Germany), lower earnings contribution from Cardmember (New Zealand) associated with higher volumes but lower pricing/margin outcomes, and evidence of some stabilisation in the performance of the Windsor business in the US.
- In Cellarmaster Australia, higher levels of acquisition expenditure resulted in moderate volume growth (3.6%), although product mix/margin factors affected earnings
- The continuation of highly competitive trading conditions, in particular weak economic conditions in Europe, adversely affected BDVI Europe (Netherlands and Belgium) and Pallhuber (Germany).
- The new Cellarmaster CH/DE (Switzerland and Germany) had a successful year, increasing membership over 300% to 33,000, volumes over four-fold to 57,000 cases and generating a positive earnings contribution for the first time. This success was built on securing new major partnerships with Swiss Air, Viseca credit cards and Reader's Digest
- In the US the focus within the Windsor business remains on building the direct-to-consumer component of this business. The IWA business acquired a major incremental customer base in May 2004 which it is intended to fully utilise over FY05.

Wine Services

Wine Services provides services to the wine and beverage industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand and France.

12 months to 30 June	2004 $m	2003 $m	% Change
Wine Services			
Net Sales Revenue (A$m)	212.1	270.1	(21.5)
EBITA (A$m)	17.8	35.2	(49.4)
EBITAS / Net sales revenue (%)	8.4%	13.0%	
ROCE (%)	9.5%	19.1%	-9.6 pts

The lower Wine Services result was due to the following factors:

- Lower earnings contribution as a result of a combination of a loss of a number of major bottling contracts, operational issues associated with bottling capacity restrictions as two new bottling lines were commissioned and lower bottling margins.
- Significantly reduced margins on the supply of dry goods, particularly glass, as margins were squeezed in a highly competitive environment.
- Lower earnings contribution associated with the loss of an imported glass agency and reduced packaging sales (including barrels) and loss of cork sales due to changes in suppliers.
- Cork inventory write-off of $2.5 million.

Lensworth

Lensworth is the Group's Australian residential property business.

12 months to 30 June	2004 $m	2003 $m	% Change
Earnings before interest, tax, amortisation and significant items	49.8	28.6	74.1

Stronger earnings reflect the mix of properties available for sale during the year and the strong Australian residential property market, particularly during the first half of 2004. These factors resulted in higher land sale prices from some of Lensworth's properties.

Foster's has indicated its intention to divest Lensworth and has commenced the process of investigating divestment options.

Outlook

Foster's Group expects to achieve moderate normalised EPS growth (single digit) in FY05.

Fiscal 05 will constitute a year of consolidation and increased investment in brand marketing and new product development, especially within the Wine Trade. This investment will occur prior to the achievement of the major proportion of the cost savings from the Wine Trade initiatives. Consequently, the Group expects to achieve moderate EPS growth (under 10%) in FY05. The Group's presentation to the Financial markets (24 August 2004 – available on the Foster's website www.fostersgroup.com) contains additional information on the operating outlook for the main businesses in the Group).

Appendix 4E
Preliminary Final report

FOSTER'S GROUP LIMITED

for the twelve months ended 30 June 2004

ABN 49 007 620 886

Results for announcement to the market

Extracts from this report for announcement to the market.

				$m
Total operating revenue	up	10.9%	to	$5,835.1
Profit from ordinary activities after tax attributable to members	up	72.7%	to	$799.3
Net profit for the period attributable to members	up	72.7%	to	$799.3

Dividends	Amount per security	Franked amount per security at 30% tax
Final dividend	10.50 ¢	10.50 ¢
Interim dividend	8.75 ¢	8.75 ¢
Total dividend	19.25 ¢	19.25 ¢

Record date for determining entitlements to the dividend	7 September 2004

1. Consolidated statement of financial performance

	Current Period			Previous Corresponding Period		
	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m
Net sales revenue	**3,586.2**	**321.9**	**3,908.1**	3,743.2	894.6	4,637.8
Cost of sales	**(1,875.7)**	**(145.2)**	**(2,020.9)**	(1,991.4)	(415.1)	(2,406.5)
Gross profit	**1,710.5**	**176.7**	**1,887.2**	1,751.8	479.5	2,231.3
Other operating revenue	**458.5**	**1,325.2**	**1,783.7**	436.1	42.4	478.5
Selling expenses	**(372.8)**	**(81.4)**	**(454.2)**	(348.4)	(219.0)	(567.4)
Marketing expenses	**(334.3)**	**(9.5)**	**(343.8)**	(281.3)	(32.2)	(313.5)
Distribution expenses	**(106.6)**	**-**	**(106.6)**	(121.8)	-	(121.8)
Administration expenses	**(579.5)**	**(52.7)**	**(632.2)**	(569.6)	(150.5)	(720.1)
Other expenses [1]	**(421.8)**	**(767.0)**	**(1,188.8)**	(175.3)	-	(175.3)
Share of net profits of associates and joint ventures accounted for using the equity method	**4.6**	**-**	**4.6**	8.7	-	8.7
Earnings before interest and income tax	**358.6**	**591.3**	**949.9**	700.2	120.2	820.4
Interest revenue	**143.3**	**-**	**143.3**	146.1	-	146.1
Borrowing expenses	**(238.2)**	**-**	**(238.2)**	(299.3)	-	(299.3)
Net interest expense	**(94.9)**		**(94.9)**	(153.2)	-	(153.2)
Profit from ordinary activities before tax	**263.7**	**591.3**	**855.0**	547.0	120.2	667.2
Income tax expense	**(48.3)**	**-**	**(48.3)**	(196.8)	-	(196.8)
Net profit	**215.4**	**591.3**	**806.7**	350.2	120.2	470.4
Net profit attributable to outside equity interests	**(7.4)**	**-**	**(7.4)**	(7.5)	-	(7.5)
Net profit attributable to members of Foster's Group Limited	**208.0**	**591.3**	**799.3**	342.7	120.2	462.9
Adjustment from change in accounting policy	**-**	**-**	**-**	152.0	(0.7)	151.3
Exchange differences on translation of financial report of foreign controlled entities, net of hedging	**(47.3)**	**-**	**(47.3)**	(34.3)	-	(34.3)
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity	**(47.3)**	**-**	**(47.3)**	117.7	(0.7)	117.0
Total changes in equity other than those resulting from transactions with owners as owners	**160.7**	**591.3**	**752.0**	460.4	119.5	579.9
Earnings per security (EPS)						
Basic EPS			**38.6**			22.3
Diluted EPS			**38.6**			21.9

1. Other expenses predominantly includes costs associated with significant items.

solidated statement of financial position

	At End of Current Period			As Shown in Last Annual Report			As in Last Half Yearly Report		
	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m
ssets									
ets	709.6	-	709.6	331.8	25.8	357.6	1,499.2	-	1,499.2
es	692.1	-	692.1	1,421.0	8.3	1,429.3	1,521.4	-	1,521.4
s	1,034.0	20.8	1,054.8	1,123.0	36.3	1,159.3	1,027.2	31.1	1,058.3
ncial assets	0.1	-	0.1	-	-	-	-	-	-
ent assets	55.8	-	55.8	54.8	0.3	55.1	45.9	-	45.9
rent Assets	**2,491.6**	**20.8**	**2,512.4**	**2,930.6**	**70.7**	**3,001.3**	**4,093.7**	**31.1**	**4,124.8**
ent Assets									
es	82.8	-	82.8	102.7	-	102.7	90.0	-	90.0
ts accounted for using the equity method	91.3	-	91.3	89.7	-	89.7	78.5	-	78.5
ncial assets	76.9	-	76.9	1.9	-	1.9	79.4	-	79.4
s	552.6	-	552.6	571.8	-	571.8	551.8	-	551.8
plant and equipment	2,142.5	-	2,142.5	2,086.5	685.3	2,771.8	1,977.6	-	1,977.6
al assets	265.3	-	265.3	328.5	-	328.5	282.4	-	282.4
assets	2,285.8	-	2,285.8	2,382.8	50.6	2,433.4	2,254.3	-	2,254.3
ax assets	387.0	-	387.0	247.7	-	247.7	276.5	-	276.5
-current assets	46.5	-	46.5	40.1	-	40.1	31.9	-	31.9
n-Current Assets	**5,930.7**	**-**	**5,930.7**	**5,851.7**	**735.9**	**6,587.6**	**5,622.4**	**-**	**5,622.4**
sets	**8,422.3**	**20.8**	**8,443.1**	**8,782.3**	**806.6**	**9,588.9**	**9,716.1**	**31.1**	**9,747.2**
Liabilities									
	695.3	26.7	722.0	1,230.6	29.9	1,260.5	2,065.9	40.5	2,106.4
earing liabilities	1,112.2	-	1,112.2	770.9	-	770.9	256.7	-	256.7
x liabilities	53.9	-	53.9	107.7	-	107.7	123.6	-	123.6
s	170.7	1.4	172.1	118.7	13.0	131.7	105.5	-	105.5
rent Liabilities	**2,032.1**	**28.1**	**2,060.2**	**2,227.9**	**42.9**	**2,270.8**	**2,551.7**	**40.5**	**2,592.2**
ent Liabilities									
	126.4	-	126.4	183.8	-	183.8	130.0	-	130.0
earing liabilities	1,259.6	-	1,259.6	2,234.3	-	2,234.3	1,926.8	-	1,926.8
ax liabilities	307.8	-	307.8	326.3	-	326.3	271.8	-	271.8
s	88.9	-	88.9	74.4	6.2	80.6	73.9	-	73.9
-Current Liabilities	**1,782.7**	**-**	**1,782.7**	**2,818.8**	**6.2**	**2,825.0**	**2,402.5**	**-**	**2,402.5**
ilities	**3,814.8**	**28.1**	**3,842.9**	**5,046.7**	**49.1**	**5,095.8**	**4,954.2**	**40.5**	**4,994.7**
ts	**4,607.5**	**(7.3)**	**4,600.2**	**3,735.6**	**757.5**	**4,493.1**	**4,761.9**	**(9.4)**	**4,752.5**
ed equity	3,570.7	-	3,570.7	3,511.9	-	3,511.9	3,669.1	-	3,669.1
	(75.8)	-	(75.8)	18.3	-	18.3	(107.0)	-	(107.0)
profits	1,067.8	(7.3)	1,060.5	153.2	757.5	910.7	1,152.8	(9.4)	1,143.4
tributable to members of the entity	4,562.7	(7.3)	4,555.4	3,683.4	757.5	4,440.9	4,714.9	(9.4)	4,705.5
quity interests in controlled entities	44.8	-	44.8	52.2	-	52.2	47.0	-	47.0
ity	**4,607.5**	**(7.3)**	**4,600.2**	**3,735.6**	**757.5**	**4,493.1**	**4,761.9**	**(9.4)**	**4,752.5**

3. Consolidated statement of cash flows

	Current Period			Previous Corresponding Period		
	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m
Cash Flows Related to Operating Activities						
Receipts from customers	5,637.7	473.1	**6,110.8**	5,786.5	1,363.5	7,150.0
Payments to suppliers, governments and employees	(4,691.1)	(436.2)	**(5,127.3)**	(4,823.3)	(1,216.4)	(6,039.7)
Dividends received	0.7	-	**0.7**	-	-	-
Interest received	160.0	-	**160.0**	146.8	-	146.8
Borrowing costs	(249.6)	-	**(249.6)**	(303.6)	-	(303.6)
Income taxes paid	(237.6)	-	**(237.6)**	(257.0)	-	(257.0)
Net Operating Cash Flows	**620.1**	**36.9**	**657.0**	**549.4**	**147.1**	**696.5**
Cash Flows Related to Investing Activities						
Payment for purchases of property, plant and equipment and agricultural assets	(280.1)	(10.5)	**(290.6)**	(214.4)	(95.4)	(309.8)
Proceeds from sale of property, plant and equipment	11.5	0.1	**11.6**	17.1	25.8	42.9
Proceeds from sale of controlled entities	-	1,311.6	**1,311.6**	-	-	-
Payments to acquire controlled entities (net of cash balances acquired)	-	-	**-**	(87.6)	-	(87.6)
Payments to acquire outside equity interest *in controlled entities*	(17.8)	-	**(17.8)**	(9.3)	-	(9.3)
Payments for acquisition of investments and other assets	(84.5)	-	**(84.5)**	(103.8)	-	(103.8)
Proceeds from sale of investments and other assets	1.0	-	**1.0**	-	-	-
Net proceeds from repayment of loans	6.8	-	**6.8**	109.4	-	109.4
Net Investing Cash Flows	**(363.1)**	**1,301.2**	**938.1**	**(288.6)**	**(69.6)**	**(358.2)**
Cash Flows related to Financing Activities						
Payment for shares bought back	(514.8)	-	**(514.8)**	(41.2)	-	(41.2)
Proceeds from issue of shares and exercise of options	0.6	-	**0.6**	1.9	-	1.9
Proceeds from borrowings	30.5	-	**30.5**	163.7	-	163.7
Repayment of borrowings	(73.4)	-	**(73.4)**	(86.7)	-	(86.7)
Distributions to outside equity interest	(0.6)	-	**(0.6)**	(2.6)	-	(2.6)
Dividends paid	(667.7)	-	**(667.7)**	(287.5)	-	(287.5)
Transfer of cash from discontinued operation	1,363.9	(1,363.9)	**-**	109.6	(109.6)	-
Net Financing Cash Flows	**138.5**	**(1,363.9)**	**(1,225.4)**	**(142.8)**	**(109.6)**	**(252.4)**
Net increase/(decrease) in cash held	**395.5**	**(25.8)**	**369.7**	**118.0**	**(32.1)**	**85.9**
Cash at beginning of the year	311.8	25.8	**337.6**	239.3	32.1	271.4
Effects of exchange rate changes on foreign currency cash flows and cash balances	(0.5)	-	**(0.5)**	(19.7)	-	(19.7)
Cash at the end of the year	**706.8**	**0.0**	**706.8**	**337.6**	**(0.0)**	**337.6**

Non cash financing activity: Exchangeable bonds expired in October 2003 with the conversion of $531 million or 89.3% of the face value of the bonds into ordinary shares, increasing issued equity by 6% or 125.4 million ordinary shares. Dividend reinvestment plan participation resulted in 20.8 million shares being issued increasing share capital by $91.2 million.

Notes to consolidated financial statements

4. Segment results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation $m	Total operating revenue $m	Inter segment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
2004											
Industry segments											
Australian Beer	**1,971.7**	**322.8**	**171.9**	**50.4**	**17.8**	**1,917.1**	**(31.5)**	**1,885.6**	**512.6**	**-**	**512.6**
International Beer	**223.3**	**45.3**	**8.2**	**8.4**	**3.0**	**253.9**		**253.9**	**42.2**	**(3.0)**	**39.2**
Wine	**4,437.5**	**379.4**	**93.6**	**123.4**	**406.8**	**1,640.0**	**(15.9)**	**1,624.1**	**177.8**	**(408.4)**	**(230.6)**
Property	**315.5**	**114.2**	**0.5**	**0.9**	**4.2**	**245.3**		**245.3**	**49.6**	**34.7**	**84.3**
Corporate	**377.7**	**219.6**	**6.7**	**7.9**	**29.4**	**35.8**		**35.8**	**(59.6)**	**12.7**	**(46.9)**
Continuing operations	**7,325.7**	**1,081.3**	**280.9**	**191.0**	**461.2**	**4,092.1**	**(47.4)**	**4,044.7**	**722.6**	**(364.0)**	**358.6**
Discontinued operations	**20.8**	**28.1**	**10.5**	**13.9**	**28.7**	**1,647.1**		**1,647.1**	**38.2**	**553.1**	**591.3**
	7,346.5	**1,109.4**	**291.4**	**204.9**	**489.9**	**5,739.2**	**(47.4)**	**5,691.8**	**760.8**	**189.1**	**949.9**
Unallocated											
Cash/Interest bearing liabilities	**709.6**	**2,371.8**									
Deferred tax assets/tax provisions	**387.0**	**361.7**									
Interest revenue								**143.3**			
Net interest expense									**(74.9)**	**(20.0)**	**(94.9)**
	8,443.1	**3,842.9**						**5,835.1**	**685.9**	**169.1**	**855.0**
2003											
Industry segments											
Australian Beer	1,850.7	332.1	128.7	55.8	174.9	1,806.6	(96.5)	1,710.1	469.9	(165.4)	304.5
International Beer	222.9	40.9	7.0	9.2	2.3	237.1		237.1	38.6	-	38.6
Wine	4,851.3	315.1	169.3	103.0	3.8	2,038.1	(10.5)	2,027.6	371.1	-	371.1
Property	299.1	120.8	10.5	0.8	-	201.0		201.0	28.4	13.8	42.2
Corporate	978.8	798.6	11.7	12.2	0.7	3.5		3.5	(56.2)	-	(56.2)
Continuing operations	8,202.8	1,607.5	327.2	181.0	181.7	4,286.3	(107.0)	4,179.3	851.8	(151.6)	700.2
Discontinued operations	780.8	49.1	95.3	32.4	9.3	937.0	-	937.0	120.2	-	120.2
	8,983.6	1,656.6	422.5	213.4	191.0	5,223.3	(107.0)	5,116.3	972.0	(151.6)	820.4
Unallocated											
Cash/Interest bearing liabilities	357.6	3,005.2									
Deferred tax assets/tax provisions	247.7	434.0									
Interest revenue								146.1			
Net interest expense									(153.2)	-	(153.2)
	9,588.9	5,095.8						5,262.4	818.8	(151.6)	667.2

The Group operates predominantly in the beverage industry, which includes the production and marketing of alcoholic beverages. The interest revenue and interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis. Discontinued operations comprise the Leisure and Hospitality division which was divested in November 2003.

International beer 2003 total operating reveune has been restated by $19.6 million.

4. Segment results (continued)

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
		2004	
Geographical segment			
Australia - continuing operation	**3,964.6**	**237.8**	**2,584.8**
Asia and Pacific	**231.2**	**11.9**	**271.9**
Europe	**419.8**	**4.2**	**382.6**
Americas	**2,710.1**	**27.0**	**805.4**
Continuing operations	**7,325.7**	**280.9**	**4,044.7**
Discontinued operations - Australia	**20.8**	**10.5**	**1,647.1**
	7,346.5	**291.4**	**5,691.8**
Unallocated			
Cash	**709.6**		
Deferred tax assets	**387.0**		
Interest revenue			**143.3**
	8,443.1	**291.4**	**5,835.1**
		2003	
Geographical segments			
Australia - continuing operation	4,433.6	214.8	2,182.7
Asia and Pacific	218.8	14.9	258.9
Europe	370.6	16.1	570.1
Americas	3,179.8	81.4	1,167.6
Continuing operations	8,202.8	327.2	4,179.3
Discontinued operations - Australia	780.8	95.3	937.0
	8,983.6	422.5	5,116.3
Unallocated			
Cash	357.6		
Deferred tax assets	247.7		
Interest revenue			146.1
	9,588.9	422.5	5,262.4

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $4.6 million (2003 $8.7 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $91.3 million (2003 $89.7 million). Geographic segment total assets in 2003 have been reclassified by $98.0 million between 'Australia' and 'Europe' compared with previously reported balances.

5. Revenue from ordinary activities	Current Period $m	Previous Corresponding Period $m
Net beer sales	1,978.3	1,851.6
Net wine sales	1,599.5	1,953.9
Royalties	45.6	40.9
	3,623.4	3,846.4
Inter-segment sales	(15.9)	(10.5)
Net sales revenue - Continuing operations	3,607.5	3,835.9
Discontinued operations	321.9	894.6
Inter-segment sales	(21.3)	(92.7)
Net sales revenue	**3,908.1**	4,637.8
Continuing operations (excluding interest income)	468.7	439.9
Discontinued operations	1,325.2	42.4
Inter-segment sales	(10.2)	(3.8)
Other operating revenue (excluding interest income)	1,783.7	478.5
	5,691.8	5,116.3
Interest income	143.3	146.1
Total operating revenue	**5,835.1**	5,262.4

6. Consolidated retained profits	Current Period $m	Previous Corresponding Period $m
Retained profits at beginning of financial period	910.7	704.8
Net profit attributable to members	799.3	462.9
Net transfers from/(to) reserves	46.8	(40.5)
Convertible bond equity transfer from share capital	63.2	-
Net effect of changes in accounting policies	-	151.3
Dividends provided for or paid	(759.5)	(367.8)
Retained profits at end of financial period	**1,060.5**	**910.7**

7. Dividends

Date final dividend payable — 1 October 2004

Registrable transfers received by the Company at its principal register at Computershare Investor Services Pty. Limited, Level 12, 565 Bourke Street, Melbourne or any of its branch registers up to 5.00 pm on 7 September 2004, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.

If it is a final dividend, has it been declared? — Yes

Amount Per Security

			Amount per security	Franked amt per security at 30%	Amount per security of foreign sourced dividend
	Final dividend:	Current year	10.50 ¢	10.50 ¢	Nil
		Previous year	10.50 ¢	10.50 ¢	Nil
	Interim dividend:	Current year	8.75 ¢	8.75 ¢	Nil
		Previous year	8.25 ¢	8.25 ¢	Nil
	Total dividend:	Current year	19.25 ¢	19.25 ¢	Nil
		Previous year	18.75 ¢	18.75 ¢	Nil

Final Dividend on all securities

	Current Period $m	Previous Corresponding Period $m
Ordinary securities	209.9	217.7
Preference securities	n/a	n/a
Total	209.9	217.7

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. The new shares will be issued at an amount which is the weighted average price of ordinary shares in the Company sold on the Australian Stock Exchange during the five trading days up to and including the record date for the dividend.

The last date for receipt of election notices for participation in the 2003/04 final dividend under the DRP is Tuesday, 7 September 2004.

On 22 December 2003, 167,107,552 ordinary were bought back off-market at a price of $4.00 per share. A total of $668.4 million was paid to shareholders on 6 January 2004. This price included a $2.19 dividend component resulting in $366.0 million recognised in retained profits and $1.81 share capital component.

8. NTA Backing

	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary share	$1.13	$0.97

The net asset backing per ordinary share was $2.27 at end of the current period and $2.14 at the end of the previous corresponding period.

9(a). Control Gained Over Entities Having Material Effect

1	Name of entity (or group of entities)*.	N/A
2	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired.	N/A
3	Date from which such profit/(loss) has been calculated.	N/A
4	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period.	N/A

9(b). Loss of Control of Entities Having Material Effect

1	Name of entity (or group of entities)*. Australian Leisure & Hospitality Group Limited and its controlled entities	
2	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control.	$38.2 m
3	Date to which the profit/(loss) in item 2 has been calculated.	5/11/03
4	Consolidated profit/(loss) from ordinary and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period.	$120.2 m
5	Contribution to consolidated operating profit/(loss) and extraordinary items after tax from sale of interest leading to loss of control.	$551.9 m

10. Details of Aggregate Share of Profits/(Losses) of Associates and Joint Venture Entities

	Current Period $m	Previous Corresponding Period $m
Profit/(loss) from ordinary activities before income tax	6.7	14.2
Amortisation of notional goodwill	(1.3)	(0.5)
Income tax on ordinary activities	(0.8)	(5.0)
Profit/(loss) from ordinary activities after income tax	4.6	8.7
Extraordinary items net of tax	-	-
Net profit/(loss)	4.6	8.7
Outside equity interests	-	-
Net profit/(loss) attributable to members	4.6	8.7

11. Material Interests in Entities Which are not Controlled Entities

The economic entity has an interest (that is material to it) in the following entities.

Name of Entity	Percentage of Ownership Interest Held at End of Period or Date of Disposal		Contribution to Profit/(loss)	
Equity accounted associates and joint venture entities	Current Period	Previous Corresponding Period	Current Period $m	Previous Corresponding Period $m
	N/A	N/A	N/A	N/A
Total				
Other material interests Australian Leisure and Hospitality Group Limited	10.0%	100.0%	38.2	120.2
Total			38.2	120.2

12. Issued and Quoted Securities at End of Current Period

Category of securities	Total number	Number Quoted	Issued price per security (cents)	Amount paid up per security (cents)
Ordinary Shares				
Fully Paid (1)	2,008,787,981	2,008,787,981	-	-
Partly Paid (2)	998,310	-	Various (2)	1.67
Issued during current period		-	Various (1)	-
Decreases during current period		-	Various (1)	-
Convertible Debt Securities				
US$400m (3)	-	-	-	-
Options			*Exercise Price*	*Expiry Date*
Conversion:				
1 option for 1 ordinary share	1,990,000	-	Various (4)	11/05
Issued during current period	-	-	-	
Exercised during current period	-	-	-	
Expired during current period	-	-	-	

(1) 20,760,270 fully paid ordinary shares were issued under the Dividend reinvestment plan. For the 2003 final dividend, the issue price was $4.41 per share on 1 October 2003. The 2004 interim dividend issue price was $4.37 per share on 2 April 2004.

4,080 fully paid ordinary shares were acquired at $0.00 per share by eligible employees pursuant to participation in the Long Term Incentive Plan.

48,188,456 fully paid ordinary shares were bought back on-market during the year at an average price of $4.49 per share, at prices ranging from $4.33 to $4.74 per share.

5,114,800 fully paid ordinary shares were issued under the Employee Share Plan to 2,615 Group employees on 10 December 2003. The issue price was $3.88 per share. 162,156 fully paid ordinary shares were issued under the International Employee Share Plan to 176 employees between 11 July 2003 and 21 April 2004. The issue price ranged from $3.77 to $3.99.

167,107,552 fully paid ordinary shares were bought back in an off-market transaction on 22 December 2003. The price paid per ordinary share was $4.00 which comprised $2.19 dividend payment and $1.81 share capital component.

(2) The issue price of the partly paid shares ranged from $4.32 to $9.40. The amount uncalled on the partly paid shares ranges between $4.30 and $9.38, the weighted average uncalled amount on these being $8.32. No partly paid shares were called up or issued during the current period.

(3) 125,392,627 shares were issued following the exchangeable bond conversion between 22 August 2003 and 30 September 2003. The issue price ranged from $4.19 to $4.37 with a total issued cost of $531,152,019.

USD30.0 million exchangeable bonds were repurchased on 30 September 2003 at a cost of $44,666,796 and USD12.725 million exchangeable bonds were redeemed at maturity on 5 October 2003 at a cost of $18,771,205.

12. Issued and Quoted Securities at End of Current Period (continued)

(4) OPTIONS	Shares Represented	Number Quoted	Exercise Price dollar/share		Expiry Date
Issued during the Current Period					
Nil	-		-		-
Total Options on Issue at end of the Current Period					
Employee Options	50,000	-	2.12	(5)	11/05
Employee Options	160,000	-	2.36	(5)	11/05
Employee Options	1,200,000	-	2.12	(6)	11/05
Employee Options	160,000	-	2.36	(6)	11/05
Employee Options	420,000	-	2.48	(6)	11/05
	1,990,000				

At the Annual General Meeting held on 25 October 1999, shareholders approved the proposal to extend the existing exercise period of the remaining options to ten years after the date on which most of the options were granted.

The abovementioned employee options over unissued ordinary shares can only be exercised if the Foster's Group Limited share price reaches or exceeds on any five consecutive business days during the 12 months preceding the time of exercise: $3.08 in respect of the options marked (5) and $3.40 in respect of the options marked (6), with both series of options expiring in 2005.

The criteria allowing the options expiring in 2005 to be exercised has been met.

13. Comments by Directors

A statement by the Directors on material factors affecting the earnings and operations of the economic entity precedes this report.

Basis of Preparing the Financial Report

The accounting policies adopted are consistent with those of the previous financial year.

Material factors affecting the revenue and expenses of the economic entity for the current period

Refer to the report by Directors on material factors affecting the earnings and operations of the economic entity which precedes this report.

Discontinued operations

The Leisure and Hospitality division (ALH) has been recognised as a discontinued operation, following the divestment of this business on 5 November 2003. The continued retention of ALH was not considered essential for the execution of the Group's premium branded beverage strategy.

Significant items

Significant items totalled a net gain of $169.1 million before tax and $329.9 million after tax and comprise:

	Pre-tax $m	Post tax $m
Gains		
Divestment of ALH	553.1	551.9
Lensworth release of provisions and litigation cost recovery	34.7	25.5
Net Treasury initiatives	14.7	11.1
	602.5	588.5
Costs		
Wine Trade Operational Review		
Inventory write-down	(155.8)	(93.5)
Australian winery and US vineyard rationalisation	(24.1)	(16.3)
Onerous grape supply contracts	(35.8)	(21.1)
Onerous oak barrel lease contracts	(39.9)	(23.5)
Restructuring and other costs	(33.8)	(23.3)
	(289.4)	(177.7)
Asset write-downs at 31 December		
Wine inventory write-down	(73.9)	(35.0)
Other wine asset write-downs, Australian vineyard rationalisation and other costs	(45.1)	(26.2)
International Beer costs and provisions	(3.0)	(2.5)
Additional superannuation fund contributions and Group IT asset write-down	(22.0)	(17.2)
	(144.0)	(80.9)
Total significant losses	(433.4)	(258.6)
Net significant items	**169.1**	**329.9**

Description of events since the end of the current period which have had a material effect and are not related to matters already reported

In July 2004 the Group has announced that it has appointed advisors to commence the divestment of the residential property business, Lensworth.

The Group's on-market buy-back activity since 30 June 2004 to the date of this report resulted in 11.4 million ordinary shares being purchased by the Company at a cost of $52.9 million. The shares were bought back at prices ranging between $4.56 and $4.73 per ordinary share, at an average price of $4.65 per ordinary share.

A total of 1.2 million fully paid ordinary shares will be issued to 73 participants under the 2000 offer of the Long Term Incentive Plan (LTIP)

13. Comments by Directors (continued)

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

At the end of the period after providing for tax payable in the current period, there was $151.4 million in franking credits available. While the extent of further franking will be dependent upon operating performance and the business environment, there are reasonable prospects that subsequent dividend payments will be fully franked.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2004. The balance of the franking accounts disclosed above are based on a tax rate of 30%.

Revisions in estimates of amounts reported in previous interim periods

The useful life of certain intangible assets of the Wine business was revised during the period reflecting the more competitive market conditions experienced by the business. The useful life of goodwill of certain wine businesses was revised from 20 years to 10 years; the useful life of mailing lists was revised from 20 years to 5 years and the useful life of certain brand names was revised. The revision to the estimate of useful life for these assets resulted in additional amortisation expense during the period of $18.4 million.

International Financial Reporting Standards

Foster's Group Limited will be required to adopt the Australian equivalents to International Financial Reporting Standards (IFRS) in its first fully compliant financial statements for the year ending 30 June 2006. Associated with the release of the 2004 financial report, the Group intends to provide a Note to the accounts which outlines the key areas of accounting policy change as they relate to Foster's. At this stage it is not expected that the Group will be in a position to provide a quantification of the impacts.

14. Annual Meeting

The annual meeting will be held as follows:

Place	Palladium at Crown Level 1, Whiteman Street Southbank, Victoria
Date	Monday, 25 October 2004
Time	11.00 am
Approximate date the annual report will be available	Friday, 24 September 2004

15. Compliance Statement

1 This report has been prepared under accounting policies which comply with the Corporations Act 2001, the Accounting standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

2 This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies.

3 This report gives a true and fair view of the matters disclosed.

4 The financial statements have been audited.

5 No qualifications have been made by the auditors.